UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed consolidated financial statements and related information and data of Euroseas Ltd. (the "Company") as of and for the six-month period ended June 30, 2018. Also attached hereto as Exhibit 101 is the Interactive Data file relating to the materials in this Report on Form 6-K, formatted in Extensible Business Reporting Language (XBRL).

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-208305) filed with the Commission on December 2, 2015, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: October 12, 2018	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2018. Unless otherwise specified herein, references to the "Company" or "we" shall include Euroseas Ltd and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report.  For additional information relating to our management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F/A for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission on May 1, 2018 and the registration statement on Form F-1 of EuroDry Ltd., for the Company's drybulk fleet spin-off as declared effective by the Securities and Exchange Commission on May 23, 2018.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents the Company's selected consolidated financial and other data for each of the two six-month periods ended June 30, 2017 and 2018,   and as of December 31, 2017 and June 30, 2018.  The selected consolidated statement of operations, cash flow and balance sheet data is derived from, and is qualified by reference to, our unaudited financial results for the six-month periods ended June 30, 2017 and 2018.

Following the close of trading on the Nasdaq Capital Market on May 30, 2018, the Company completed the spin-off of its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold) to EuroDry Ltd ("EuroDry"). Shareholders of the Company received one EuroDry common share for every five common shares of the Company they owned as of May 23, 2018. Shares of EuroDry commenced trading on May 31, 2018 on the Nasdaq Capital Market under the symbol "EDRY." EuroDry operates in the dry cargo, drybulk shipping markets, owning and operating drybulk vessels previously owned and operated by Euroseas, and is now a separate publicly traded company. Euroseas continues to operate in the container shipping market and remains a publicly traded company. Accordingly, the results of operations and financial condition of EuroDry have been presented in discontinued operations for all periods presented. The summary financials below refer to Euroseas Ltd. "continuing operations" giving effect to the spin-off of drybulk vessels to EuroDry ("discontinued operations") unless otherwise noted; historical comparative periods have been adjusted accordingly.

Euroseas Ltd. – Summary of Selected Historical Financials

	Six Months Ended June 30 (continuing operations)

	2017	2018
Statement of Operations Data
Voyage revenue	10,726,795	19,041,285
Related party revenue	120,000	-
Commissions	(606,005)	(984,037)
Voyage expenses	(1,072,627)	(266,707)
Vessel operating expenses	(6,658,847)	(10,859,323)
Drydocking expenses	(37,778)	(1,175,366)
Management fees	(1,102,101)	(1,861,009)
Vessel depreciation	(1,897,782)	(1,708,526)
Gain on sale of vessel	516,561	1,340,952
Other general and administrative expenses	(1,418,971)	(1,450,908)
Operating (loss) / income	(1,430,755)	2,076,361
Total other expenses, net	(717,214)	(1,304,536)
Net (loss) / income	(2,147,969)	771,825
Dividend Series B Preferred Shares	(885,785)	(850,708)
Net loss attributable to common shareholders	(3,033,754)	(78,883)
Loss per share attributable to common shareholders, basic and diluted	(0.28)	(0.01)
Weighted average number of shares outstanding during period, basic and diluted	11,030,754	11,133,764

Cash Flow Data
Net cash (used in) / provided by operating activities of continuing operations	(588,614)	5,325,480
Net cash provided by investing activities of continuing operations	459,798	6,253,868
Net cash provided by / (used in) financing activities of continuing operations	1,137,335	(6,323,707)

Balance Sheet Data	December 31, 2017	June 30, 2018
Total current assets, continuing operations	12,168,251	12,573,294
Current assets of discontinued operations	3,914,117	-
Total current assets	16,082,368	12,573,294
Vessels, net, continuing operations	52,132,079	50,425,420
Due from spun-off subsidiary	24,585,518	-
Fixed and long-term assets of discontinued operations	65,197,615	-
Other non-current assets	4,334,267	4,334,267
Total assets	162,331,847	67,332,981
Current liabilities, continuing operations	12,649,309	15,723,519
Current liabilities of discontinued operations	5,885,574	-
Total current liabilities	18,534,883	15,723,519
Long term liabilities, continuing operations	31,124,972	29,489,683
Long term liabilities of discontinued operations	30,364,035	-
Total long term liabilities	61,489,007	29,489,683
Long term bank loans, net of current portion, continuing operations	29,811,241	27,440,527
Total liabilities	80,023,890	45,213,202
Mezzanine equity	35,613,759	18,272,339
Total shareholders' equity	46,694,198	3,847,440

	Six Months Ended June 30 (continuing operations),

	2017	2018
Other Fleet Data (1)
Number of vessels	8.38	11.97
Calendar days	1,516	2,166
Available days	1,444	2,128
Voyage days	1,396	2,035
Utilization Rate (percent)	96.6%	95.6%

(In U.S. dollars per day per vessel)
Average TCE rate (2)	6,916	9,226
Vessel Operating Expenses	4,392	5,014
Management Fees	727	859
G&A Expenses	936	670
Total Operating Expenses excluding drydocking expenses	6,055	6,543
Drydocking expenses	25	543

(1) For the definition of calendar days, available days and utilization rate see our annual report on Form 20-F/A for the year ended December 31, 2017 ("Item 5A-Operating Results.") filed on May 1, 2018. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We define commercial off-hire days as days a vessel is idle without employment (this definition has been revised starting from April 1, 2017, to exclude from commercial off-hire days, days the vessel is sailing for repositioning purposes; previous periods' commercial off-hire has been adjusted accordingly if necessary).  We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(2) Time charter equivalent rate, or TCE rate, is determined by dividing voyage revenues less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods (see also "Item 5A-Operating Results" in our annual report on Form 20-F/A for the year ended December 31, 2017).

Reconciliation of TCE revenues as reflected in the consolidated statement of operations and calculation of TCE rate follow:

	Six Months Ended June 30 (continuing operations),

	2017	2018

(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)

Voyage revenues	10,726,795	19,041,285
Voyage expenses	(1,072,627)	(266,707)
Time Charter Equivalent or TCE Revenues	9,654,168	18,774,578
Voyage days(1)	1,396	2,035
Average TCE rate	6,916	9,226

Six months ended June 30, 2018 compared to six months ended June 30, 2017, continuing operations.

The spin-off. On May 30, 2018, the Company completed the spin-off of its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold) to EuroDry Ltd., a separate publicly listed company also listed on NASDAQ Capital Market. Shareholders of the Company received one EuroDry Ltd. common share for every five common shares of the Company they owned as of May 23, 2018. As a result of the spin-off and the subsequent sale of M/V Monica P, the Company has become a pure containership company and the only publicly listed company concentrating on the feeder containership sector.
Voyage revenue. Voyage revenues for the six month period ended June 30, 2018 were $19.04 million, increased by 77.5% compared to the same period in 2017 during which voyage revenues amounted to $10.73 million. This increase was due to the higher number of vessels operating and higher average charter rates earned by our vessels during the period as compared to the same period of 2017. An average of 11.97 vessels operated in the six months of 2018 for a total of 2,166 ownership days against an average of 8.38 vessels during the same period in 2017 or 1,516 ownership days, a 42.8% increase.  The total number of days our vessels earned revenue increased by 45.8% to 2,035 days in the first six months of 2018 from 1,396 days in the same period in 2017. While employed, our vessels generated a TCE rate of $9,226 per day per vessel in the first half of 2018 compared to $6,916 per day per vessel for the same period in 2017 (see calculation in table above). Market charter rates in the six months of 2018 were higher for our containership vessels compared to the first six months of 2017 which was reflected in the average earnings our ships earned. We had 37.6 scheduled offhire days, including drydocking and laid-up time, 24.9 commercial offhire and 69.0 operational offhire days in the first six months of 2018 compared to 72.0 scheduled offhire days, including drydocking and laid-up time, 42.5 commercial offhire and 5.9 operational offhire days in the first six months of 2017.

Related party revenue. Related party revenues reflect $0.12 million received from Euromar LLC ("Euromar"), a joint venture of Euroseas, for administration services for the six month period ended June 30, 2017. In September 2017, the Company acquired the 85.714% interest in Euromar it did not already own for nominal cost. As a result of the acquisition, Euromar, which was a joint venture between the Company and two private equity firms, became a wholly-owned subsidiary of the Company. Euroseas did not charge any administrative service costs for the six months ended June 30, 2018.
 Commissions. Commissions for the six month period ended June 30, 2018 were $1.0 million. At 5.2% of voyage revenues, the percentage of commissions over revenues was marginally lower than in the same period of 2017 during which they accounted for 5.6% of our revenues. The overall level of commissions depends on the agreed commission for each charter contract.
Voyage expenses. Voyage expenses for the six month period ended June 30, 2018 were $0.3 million and related to expenses for repositioning voyages between time charter contracts and ballast voyages, and owners expenses at certain ports, compared to $1.1 million for the same period of 2017. Voyage expenses depend on the number of days our vessels are employed under voyage contracts (as opposed to time charter contracts) and the number of days they are sailing for repositioning and any port or other costs incurred without a contract. In the first half of 2018 our vessels had no days in voyage charters and as a result voyage expenses represented 1.4% of voyage revenues and were mainly incurred while our vessels were repositioned between time charter contracts.  In the same period of 2017 our vessels had 27 days in voyage charters, thus voyage expenses represented a larger percentage (10.0%) of voyage revenues.
Vessel operating expenses. Vessel operating expenses excluding management fees were $10.9 million during the first half of 2018 compared to $6.7 million for the same period of 2017.  Daily vessel operating expenses excluding management fees per vessel increased between the two periods to $5,014 per day per vessel in the first six months of 2018 compared to $4,392 per day during the same period of 2017, a 14.2% increase, mainly due to higher costs for lubricants and other vessel supplies. Additionally, our vessel Joanna incurred a lower daily cost due to being laid-up during the first quarter of 2017.
Related party management fees. These are part of the fees we pay to Eurobulk Ltd. ("Eurobulk") under our Master Management Agreement. During the first six months of 2018, Eurobulk charged us 685 Euros per day per vessel totalling $1.86 million for the period, or $859 per day per vessel. In the same period of 2017, management fees amounted to $1.1 million, or $727 per day per vessel based on the daily rate per vessel of 685 Euros.  The increase in the total management fees is primarily due to the higher number of vessels operating and due to unfavorable movement in EUR/USD exchange rates during the first six months of 2018 compared to the same period of 2017.
Gain on sale of vessel. In March 2018, the Company agreed to sell its drybulk carrier M/V "Monica P." The 20 year old vessel was sold on June 25, 2018, for a net amount of $6.3 million and the Company recorded a $1.34 million gain on the sale. In January 2017, the Company sold its container carrier M/V "RT Dagr" for a net amount of $2.4 million and the Company recorded a $0.52 million gain on the sale.
Other general and administrative expenses. These expenses include the fixed portion of our management agreement fees, legal and auditing fees, directors' and officers' liability insurance and other miscellaneous corporate expenses. In the first six months of 2018, we had a total of $1.45 million of general and administrative expenses, a marginal increase, from the $1.42 million incurred in the same period of 2017.
Dry-docking expenses. These are expenses we pay for our vessels to complete a dry-docking as part of an intermediate or special survey or in some cases an in-water survey in lieu of a drydocking. The cost of passing a survey increases significantly if a dry-docking is required and depends on the extent of work that needs to be performed (such as amount of steel replacement required), the location of the drydock yard and whether it is an intermediate or a special survey with the latter almost always requiring a drydocking and more extensive work. In the first half of 2018, we had two vessels completing in-water survey and one vessel completing its drydock for an expense of $1.18 million. During the first half of 2017, we had one vessel completing an in-water survey for an expense of $0.04 million incurred during the period.
Vessel depreciation. Vessel depreciation for the six month period ended June 30, 2018 was $1.7 million, comparatively lower than the same period in 2017 which was $1.9 million, although the average number of vessels increased in the first half of 2018 compared to the same period of 2017. The new vessels acquired have lower average daily depreciation charge as a result of their lower initial values (acquisition price) and greater remaining useful life compared to the remaining vessels.

Interest and other financing costs. Interest and other financing costs for the six month period ended June 30, 2018 were $1.35 million. Comparatively, during the same period in 2017, interest and other financing costs amounted to $0.69 million. The difference is primarily due to the increase of the total interest rate for the six month period ended June 30, 2018 compared to the same period in 2017. The weighted average LIBOR rate on our debt for the six month period ended June 30, 2018 was 1.88% and the weighted average margin over LIBOR was 4.61% for a total weighted interest rate of 6.49% as compared to a weighted average LIBOR rate for the six month period ended June 30, 2017 of 0.85% and a weighted average margin over LIBOR of 4.15% for a total weighted interest rate of 5.00%.
Other expenses, net. This line includes in addition to Interest and other financing costs,discussed above, (Loss) / gain on Derivative, net, Foreign exchange loss and Interest income. In the first six months of 2018, we had a marginal gain on derivatives from one interest rate swap contract, which consisted of a realized loss of $0.14 million and an unrealized gain of $0.14 million. For the same period of 2017, we had a total derivative loss of $0.03 million from one interest rate swap contract which consisted of a marginal realized gain and an unrealized loss of $0.03 million. The performance of our derivative contracts depends on the movement of interest rates. A decline in interest rates increases our loss in our derivative contracts and vice versa. Overall, Other expenses, net amounted to a total expense of $1.3 million and $0.72 million during the first half of 2018 and 2017, respectively.
Net (loss)/income and net loss attributable to common shareholders. As a result of the above, net income for the six months ended June 30, 2018 was $0.8 million compared to a net loss of $2.1 million for the same period in 2017. After in kind payment of dividends of $0.9 million to our Series B Preferred Shares, the net loss attributable to common shareholders amounted to $0.1 million for the six months ended June 30, 2018 compared to a loss of $3.0 million for the same period of 2017.

Liquidity and capital resources
Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends.

Cash Flows
As of June 30, 2018, we had a cash balance of $9.1 million, cash in restricted retention accounts of $4.45 million and funds due to a related company of $8.64 million. Amounts due to such related company represent net disbursements and collections made by our fleet manager, Eurobulk Ltd., on behalf of the ship-owning companies during the normal course of operations for which they have the right of offset.  Working capital is current assets minus current liabilities, including the current portion of long term debt. We had a working capital deficit of $3.15 million as of June 30, 2018.
We intend to fund any working capital requirements via cash on hand, cash flow from operations, debt balloon payment refinancing, proceeds from our at-the-market offering and other equity offerings. In the unlikely event that these are not sufficient we may also draw down up to $2.00 million under a commitment from COLBY Trading Ltd., a company controlled by the Pittas family and affiliated with our Chief Executive Officer, with possible vessel sales (where equity will be released), among other options. We believe we will have adequate funding through the sources described above and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months following the date of the issuance of our financial statements. Consequently, our consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.
Net cash from operating activities.
Our cash flow from operations represents the net amount of cash, after expenses, generated by chartering our vessels. Our cash flow from operations is influenced by the earnings of our vessels, the cost required to operate them and any changes in our operating assets and liabilities. Our vessel earnings depend on the number of vessels we operate and their employment contract rates  that we have secured which, in turn, are affected by the market rates and the length of the contract. Our vessel costs depend on the number of vessels we operate, their daily cost and could fluctuate depending on the number of vessels passing intermediate or special survey in each period, whether an in-water survey or drydocking is done as well as the extent of the work performed on each vessel during its drydocking. During the first half of 2018, our net cash provided by operating activities was $5.33 million; we operated 11.97 vessels on average. One vessel completed its drydock and two vessels completed their in-water surveys during the period. During the same period of 2017, net cash flow used in operating activities was $0.59 million while operating 8.38 vessels. One vessel completed its in-water survey during the period.
Net cash from investing activities.
In the first six months of 2018, we had $6.26 million proceeds from sale of one vessel, for total funds provided by investing activities of $6.25 million. In the same period of 2017, we spent $4.68 million for the acquisition of our vessel EM Astoria. We had $5.14 million proceeds from sale of one vessel, for total funds provided by investing activities of $0.46 million.

Net cash from financing activities.
In the first half of 2018, net cash used in financing activities amounted to $6.3 million. These funds consisted primarily of $7.14 million of loan repayments, $4.25 million proceeds from long term bank loans, $0.12 million loan fees paid, $0.01 million offering expenses paid and $3.3 million net payments for investment in subsidiary spun-off. In the same period of 2017, net cash provided by financing activities amounted to $1.14 million. These funds consisted primarily of $2.02 million of loan repayments, another $2.00 million early repayment of a related party loan drawn on December 1, 2016, $4.75 million proceeds from long term debt, $0.05 million loan fees paid, $0.15 million net inflow of funds from subsidiary spun-off and $0.55 million proceeds from issuance of common stock, for which we paid $0.24 million of offering expenses.
Debt Financing
We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long term debt. We target debt levels we consider prudent at the time of conclusion of such debt funding based on our market expectations, cash flow, interest coverage and percentage of debt to capital amongst other factors.
As of June 30, 2018, our long term debt comprised of four outstanding loans with a combined outstanding balance of $32.7 million. These loans have maturity dates between 2019 and 2022. A description of our loans as of June 30, 2018 is provided in Note 5 to our attached unaudited interim condensed consolidated financial statements. Over the next twelve months, we have scheduled repayments of approximately $3.9 million of the above debt.  We were in compliance with our loan agreement covenants as of June 30, 2018.
     We have partly hedged our interest rate exposure and entered into one interest rate swap agreement for a notional amount of $10 million which expires on May 28, 2019.

Euroseas Ltd. and Subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements

 Index to unaudited interim condensed consolidated financial statements

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts expressed in U.S. Dollars – except number of shares)

	Notes	December 31, 2017	June 30, 2018
Assets
Current assets
Cash and cash equivalents		2,858,927	9,099,122
Trade accounts receivable, net		885,495	940,753
Other receivables		965,037	1,007,502
Inventories		1,193,018	1,104,525
Restricted cash	5	1,103,953	119,399
Prepaid expenses		247,039	301,993
Vessels held for sale		4,914,782	-
Total current assets, continuing operations		12,168,251	12,573,294
Current assets of discontinued operations		3,914,117	-
Total current assets		16,082,368	12,573,294

Fixed assets
Vessels, net	3	52,132,079	50,425,420
Long-term assets
Restricted cash	5	4,334,267	4,334,267
Due from spun-off subsidiary		24,585,518	-
Fixed and long-term assets of discontinued operations		65,197,615	-
Total assets		162,331,847	67,332,981

Liabilities, mezzanine equity and shareholders' equity
Current liabilities
Long-term bank loans, current portion	5	4,203,261	3,199,893
Trade accounts payable		1,522,473	1,618,737
Accrued expenses		1,117,110	1,692,372
Deferred revenues		590,178	510,144
Derivative	10	229,451	60,210
Due to related company	4	4,986,836	8,642,163
Total current liabilities, continuing operations		12,649,309	15,723,519
Current liabilities of discontinued operations		5,885,574	-
Total current liabilities		18,534,883	15,723,519

(Unaudited Condensed Consolidated balance sheets continues on the next page)

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts expressed in U.S. Dollars – except number of shares)

(continued)

	Notes	December 31, 2017	June 30, 2018

Long-term liabilities
Long-term bank loans, net of current portion	5	29,811,241	27,440,527
Derivative	10	16,631	43,656
Vessel profit participation liability	5	1,297,100	2,005,500
Total long-term liabilities, continuing operations		31,124,972	29,489,683
Long-term liabilities of discontinued operations		30,364,035	-
Total long-term liabilities		61,489,007	29,489,683
Total liabilities		80,023,890	45,213,202

Commitments and Contingencies	6

Mezzanine Equity
Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 37,314 and 19,122 issued and outstanding, respectively)		35,613,759	18,272,339
Shareholders' equity
Common stock (par value $0.03, 200,000,000 shares authorized, 11,274,126 issued and outstanding)		338,230	338,230
Additional paid-in capital		284,236,597	231,811,950
Accumulated deficit		(237,880,629)	(228,302,740)
Total shareholders' equity		46,694,198	3,847,440
Total liabilities, mezzanine equity and shareholders' equity		162,331,847	67,332,981

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(All amounts expressed in U.S. Dollars – except number of shares)

		Six months ended June 30,
		2017	2018
Revenues
Voyage revenue		10,726,795	19,041,285
Related party revenue	4	120,000	-
Commissions (including $134,085 and $238,016, respectively, to related party)		(606,005)	(984,037)
Net revenue, continuing operations		10,240,790	18,057,248

Operating expenses
Voyage expenses		1,072,627	266,707
Vessel operating expenses (including $75,770 and $95,380, respectively, to related party)		6,658,847	10,859,323
Dry-docking expenses		37,778	1,175,366
Vessel depreciation	3	1,897,782	1,708,526
Related party management fees	4	1,102,101	1,861,009
Gain on sale of vessel (including $53,871 and $64,500 to related party)		(516,561)	(1,340,952)
Other general and administrative expenses (including $707,673 and $936,126, respectively, to related party)		1,418,971	1,450,908
Total operating expenses, continuing operations		11,671,545	15,980,887

Operating (loss) / income, continuing operations		(1,430,755)	2,076,361

Other income/(expenses)
Interest and other financing costs	5	(686,664)	(1,345,052)
(Loss) / gain on derivative, net	10	(29,053)	5,154
Foreign exchange loss		(17,596)	(3,262)
Interest income		16,099	38,624
Other expenses, net, continuing operations		(717,214)	(1,304,536)
Net (loss) / income, continuing operations		(2,147,969)	771,825
Dividend Series B Preferred shares		(885,785)	(850,708)
Net loss of continuing operations available to common shareholders	9	(3,033,754)	(78,883)
Loss per share, basic and diluted, continuing operations		(0.28)	(0.01)
Weighted average number of shares outstanding, basic & diluted	9	11,030,754	11,133,764
Net loss attributable to common shareholders, discontinued operations	8	(1,077,54)	(1,421,001)
Net loss attributable to common shareholders		(4,111,296)	(1,499,884)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated statements of Shareholders' Equity
 (All amounts expressed in U.S. Dollars – except number of shares)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total

Balance, January 1, 2017	10,876,112	326,283	283,757,739	(229,977,258)	54,106,764
Net loss attributable to common shareholders	-	-	-	(4,111,296)	(4,111,296)
Issuance of shares sold at the market (ATM), net of issuance costs	301,780	9,060	377,691	-	386,751
Share-based compensation and shares canceled, net	(4,036)	(121)	74,827	-	74,706
Balance, June 30, 2017	11,173,856	335,222	284,210,257	(234,088,554)	50,456,925

Balance, January 1, 2018	11,274,126	338,230	284,236,597	(237,880,629)	46,694,198
Net loss attributable to common shareholders	-	-	-	(78,883)	(78,883)
Spin-off of EuroDry Ltd. to stockholders	-	-	(52,520,821)	9,656,772	(42,864,049)
Share-based compensation	-	-	96,174	-	96,174
Balance, June 30, 2018	11,274,126	338,230	231,811,950	(228,302,740)	3,847,440

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
(All amounts expressed in U.S. Dollars)

	For the six months ended June 30,
	2017	2018
Cash flows from operating activities:
Net (loss) / income, continuing operations	(2,147,969)	771,825
Adjustments to reconcile net (loss)/income to net cash (used in)/ provided by operating activities:
Vessel depreciation	1,897,782	1,708,526
Amortization of deferred charges	71,010	69,777
Share-based compensation	74,706	96,174
Gain on sale of vessel	(516,561)	(1,340,952)
Unrealized loss / (gain) on derivative	31,351	(142,216)
Amortization of debt discount	-	202,541
Changes in operating assets and liabilities	1,067	3,959,805
Net cash (used in) / provided by operating activities of continuing operations	(588,614)	5,325,480

Cash flows from investing activities:
Cash paid for vessel acquisition and capitalized expenses	(4,677,212)	(1,867)
Proceeds from sale of vessels	5,137,010	6,255,735
Net cash provided by investing activities of continuing operations	459,798	6,253,868
Cash flows from financing activities:
Proceeds from issuance of common stock, net of commissions paid	549,495	-
Investment in subsidiary spun-off	(486,577)	(3,298,356)
Due from spun-off subsidiary	639,313	-
Loan arrangement fees paid	(50,000)	(119,863)
Offering expenses paid	(240,981)	(12,488)
Proceeds from long-term bank loans	4,750,000	4,250,000
Repayment of long-term bank loans	(2,023,915)	(7,143,000)
Repayment of related party loan	(2,000,000)	-
Net cash provided by / (used in) financing activities of continuing operations	1,137,335	(6,323,707)
Net increase in cash and cash equivalents and restricted cash	1,008,519	5,255,641
Cash, cash equivalents and restricted cash at beginning of period	7,004,684	8,297,147
Cash, cash equivalents and restricted cash at end of period, continuing operations	8,013,203	13,552,788

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
 (All amounts expressed in U.S. Dollars)

	For the six months ended June 30,
	2017	2018
Cash breakdown
Cash and cash equivalents	3,124,110	9,099,122
Restricted cash, current	654,826	119,399
Restricted cash, long term	4,234,267	4,334,267
Total cash, cash equivalents and restricted cash shown in the statement of cash flows, continuing operations	8,013,203	13,552,788
Discontinued operations:
Net cash provided by operating activities of discontinued operations	533,045	360,977
Net cash used in investing activities of discontinued operations	(6,841,251)	(18,817,048)
Net cash provided by financing activities of discontinued operations	9,640,896	18,054,670

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

1.    Basis of Presentation and General Information

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of the ship owning companies in existence at that time. Euroseas Ltd, through its wholly owned vessel owning subsidiaries (collectively the "Company") is engaged in the ocean transportation of containers through ownership and operation of containerships.

The operations of the vessels are managed by Eurobulk Ltd. ("Eurobulk" or "Management Company" or "Manager"), a corporation controlled by members of the Pittas family.  Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece. The Manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, while Eurobulk also provides executive management services, in consideration for fixed and variable fees (see Note 4).

The Pittas family is the controlling shareholder of Friends Investment Company Inc., which, in turn, owns 36.5% of the Company's shares as of June 30, 2018.

Following the close of trading on the Nasdaq Capital Market on May 30, 2018, the Company completed the spin-off of its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold) to EuroDry Ltd ("EuroDry"). Shareholders of the Company received one EuroDry common share for every five common shares of the Company they owned as of May 23, 2018. Shares of EuroDry commenced trading on May 31, 2018 on the Nasdaq Capital Market under the symbol "EDRY." EuroDry operates in the dry cargo, drybulk shipping markets, owning and operating drybulk vessels previously owned and operated by Euroseas, and is now a separate publicly traded company. Euroseas continues to operate in the container shipping market and remains a publicly traded company. Accordingly, the results of operations and financial condition of EuroDry have been presented in discontinued operations for all periods presented.

The accompanying unaudited condensed consolidated financial statements include the accounts of Euroseas Ltd., and its wholly owned vessel owning subsidiaries and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017 as filed with the U.S. Securities and Exchange Commission ("SEC") on Form 20-F/A and the registration statement on Form F-1 of EuroDry Ltd., for the Company's drybulk fleet spin-off as declared effective by the Securities and Exchange Commission on May 23, 2018.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six month period ended June 30, 2018 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2018.

As of June 30, 2018, the Company had a working capital deficit of $3.15 million.  The Company intends to fund any working capital requirements via cash at hand, cash flow from operations, debt balloon payment refinancing, proceeds from its at-the-market offering and other equity offerings. In the unlikely event that these are not sufficient, the Company may also draw down up to $2.00 million under a commitment from COLBY Trading Ltd., a company controlled by the Pittas family and affiliated with the Company's Chief Executive Officer, with possible vessel sales (where equity will be released), among other options. The Company believes that it will have adequate funding through the sources described above and, accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the interim condensed consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

2.   Significant Accounting Policies

A summary of the Company's significant accounting policies is identified in Note 2 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2017. There have been no changes to the Company's significant accounting policies, except as noted below.

Recent accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. Subsequent to the issuance of ASU 2014-09, the FASB issued the following ASU's which amend or provide additional guidance on topics addressed in ASU 2014-09.  In March 2016, the FASB issued ASU No. 2016-08, "Revenue Recognition - Principal versus Agent" (reporting revenue gross versus net). In April 2016, the FASB issued ASU No. 2016-10, "Revenue Recognition - Identifying Performance Obligations and Licenses."   Lastly, in May 2016, the FASB issued ASU No. 2016-12, "Revenue Recognition - Narrow Scope Improvements and Practical Expedients."   The standard is effective for annual periods beginning after December 15, 2017, and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative effect adjustment as of the date of adoption. Early adoption of the standard, but not before December 15, 2016 is permitted.  The Company adopted this standard as of January 1, 2018 and elected to use the modified retrospective transition method for the implementation of this standard. As a result of the adoption of this standard revenues generated under voyage charter agreements will be recognized on a pro-rata basis from the date of loading to discharge of cargo. Prior to the adoption of this standard, revenues generated under voyage charter agreements were recognized on a pro-rata basis over the period of the voyage which was deemed to commence upon the later of the completion of discharge of the vessel's previous cargo or the time it receives a contract that is not cancelable, and was deemed to end upon the completion of discharge of the current cargo. The financial impact on the Company's financial statements derives from voyage charters which do not commence and end in the same reporting period due to the timing of recognition of revenue, as well as the timing of recognition of certain voyage related costs. As no vessels of the Company had voyage charters that were in progress as of December 31, 2017 or June 30, 2018, the implementation of this standard had no impact on its condensed consolidated financial statements for the six months ended June 30, 2018 or for prior periods, but may impact the timing with which voyage charter revenues will be recognized in future periods.

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)." ASU 2016-02 will apply to both types of leases capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with term of more than 12 months. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. The requirements of this standard include a significant increase in required disclosures. In July 2018, the FASB issued ASU 2018-11, "Leases (Topic 842) – Targeted Improvements," as part of which targeted improvements were made to the accounting standards that provide for (a) an optional new transition method for adoption that results in initial recognition of a cumulative effect adjustment to retained earnings in the year of adoption and (b) a practical expedient for lessors, under certain circumstances, to combine the lease and non-lease components of revenues for presentation purposes. The Company intends to apply the alternative transition method and intends to elect the practical expedient for lessors for presentation purposes. Early adoption is permitted. The Company does not intend to early adopt the provisions of this guidance. The Company is currently assessing the impact that adopting this new accounting guidance will have on its condensed consolidated financial statements. Based on the Company's preliminary assessment, the effect of this guidance is not expected to be material.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies – continued

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses. The main objective of this Update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The amendments in this Update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The ASU requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. For public business entities that are U.S. Securities and Exchange Commission (SEC) filers, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company has not yet evaluated the impact, if any, of the adoption of this new standard.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business ("ASU 2017-01"). ASU 2017-01 provides greater clarity on the definition of a business to assist entities in evaluating whether transactions should be accounted for as an acquisition or disposal of assets or businesses. ASU 2017-01 is effective for us on January 1, 2018, with early adoption permitted. Because all of the Company's acquisitions have been asset acquisitions, the adoption of this new standard had no impact on the unaudited interim condensed consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (Topic 718). ASU 2018-07 simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. For public business entities, the amendments in ASU 2018-07 are effective for annual periods beginning after 15 December 2018, and interim periods within those annual periods. The Company is currently assessing the impact that adopting this new accounting guidance will have on its condensed consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the disclosure requirements for fair value measurement. The amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The adoption of this ASU is not expected to have a material effect on the Company's condensed consolidated financial statements and accompanying notes.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

3.	Vessels, net

The amounts in the accompanying unaudited condensed consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value

Balance, January 1, 2018	61,279,976	(9,147,897)	52,132,079
Depreciation for the period	-	(1,708,526)	(1,708,526)
Vessel capitalized expenses	1,867	-	1,867
Balance, June 30, 2018	61,281,843	(10,856,423)	50,425,420

On June 25, 2018, the Company sold M/V Monica P, a drybulk vessel it had acquired in 2009, for a net price of $6.26 million. After sales commissions of 3%, which includes the 1% payable to Eurochart, and other sale expenses, the Company realized a gain of $1.34 million. The vessel was classified as held for sale and written down to its fair market value less estimated costs to sell as of September 30, 2017. M/V "Monica P" was still held for sale as of December 31, 2017 with a value of $4.9 million that is presented in "Vessels held for sale" in the accompanying unaudited condensed consolidated balance sheet as of December 31, 2017.

As of June 30, 2018 all vessels are used as collateral under the Company's loan agreements (see Note 5).

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

4.	Related Party Transactions

The Company's vessel owning companies are parties to management agreements with the Management Company which is controlled by members of the Pittas family, whereby the Management Company provides technical and commercial vessel management for a fixed daily fee of 685 Euros for both 2017 and 2018 under the Company's Master Management Agreement ("MMA") with Eurobulk. Vessel management fees paid to the Management Companies amounted to $1,102,101 and $1,861,009 in the six-month periods ended June 30, 2017 and 2018, respectively. The MMA was further renewed on January 1, 2018 for an additional five year term until January 1, 2023 with the 5% volume discount permanently incorporated in the daily management fee. The daily management fee remained unchanged at 685 Euros for the year 2018 and will be adjusted annually for inflation in the Eurozone. These fees are recorded under "Related party management fees" in the "Consolidated statements of operations".

On November 29, 2016, Euroseas signed an agreement with Colby Trading Ltd, a company affiliated with its CEO, to draw a $2 million loan to finance working capital needs. Interest on the loan was 10% per annum payable quarterly. The Company repaid the loan on February 28, 2017 and paid $50,556 for interest. In March 2017, the Company received a commitment by Colby Trading Ltd. to provide financing of up to $4.00 million on terms to be mutually agreed to fund the Company's working capital requirements for the period through December 2018, if needed. Following the spin-off of EuroDry on May 2018, this amount was adjusted to $2.00 million and the availability period was extended up to September 2019.

In addition to the vessel management services, the Management Company provides the Company with the services of its executives, services associated with the Company being a public company and other services to our subsidiaries. For the six months ended June 30, 2017 and June 30, 2018, compensation paid to the Management Company for such additional services to the Company was $936,126 and $707,673 respectively. This amount is included in the general and administrative expenses.

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of offset exists.  As of December 31, 2017 the amount due to related company was $4,986,836. As of June 30, 2018, the amount due to related company was $8,642,163.

 Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

4.	Related Party Transactions - continued

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales or acquisition prices and 1.25% of charter revenues. Commissions on vessel sales amounted to $64,500 for the sale of M/V Monica P, during the six months ended June 30, 2018. Commission on vessel sales amounted to $53,871 for the sale of M/V RT Dagr and M/V Eleni P.  during the six months ended June 30, 2017. Commissions to Eurochart S.A. for chartering services were $134,085 and $238,016 for the six-month periods ended June 30, 2017 and 2018, respectively.

 Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. ("Sentinel"). Technomar Crew Management Services Corp ("Technomar"), is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $31,348 and $44,422 in the first half of 2017, respectively. In the first half of 2018, total fees charged by Sentinel and Technomar were $24,039 and $71,341, respectively.  These amounts are recorded in "Vessel operating expenses" under "Operating expenses".

In June 2017, the Company acquired M/V EM Astoria for $4.75 million. The vessel was acquired from Euromar LLC ("Euromar"), which at that time was a joint venture investment of the Company and which in September 2017 became a wholly-owned subsidiary of the Company.

Related party revenue amounting to $120,000 for the six-month periods ended June 30, 2017 relates to fees received from Euromar, for strategic, financial, reporting and various administrative services provided by Euroseas. Euroseas did not charge any administrative service cost for the six months ended June 30, 2018.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

5.	Long-Term Debt

Long-term debt represents bank loans of the Company. Outstanding long-term debt as of December 31, 2017 and June 30, 2018 is as follows:

Borrower	December 31, 2017	June 30, 2018
Allendale Investments S.A. / Alterwall Business Inc. / Manolis Shipping Ltd. / Saf Concord Shipping Ltd. / Aggeliki Shipping Ltd. / Jonathan John Shipping Ltd. / Joanna Maritime Ltd.	7,900,000	7,900,000
Bridge Shipping ltd. / Oinousses Navigation Ltd. / Corfu Navigation Ltd. / Athens Shipping Ltd.	17,500,000	16,500,000
Noumea Shipping Ltd.	5,640,000	3,947,000
Gregos Shipping Ltd.	4,550,000	4,350,000
	35,590,000	32,697,000
Less: Current portion	(4,699,028)	(3,912,000)
Long-term portion	30,890,972	28,785,000
Deferred Charges, current portion	142,767	126,098
Deferred charges, long-term portion	196,619	188,511
Long-term debt, current portion net of deferred charges	4,556,261	3,785,902
Long-term debt, long-term portion net of deferred charges	30,694,353	28,596,489
Debt discount, current portion	(353,000)	(586,009)
Debt discount, long-term portion	(883,112)	(1,155,962)
Long-term debt, current portion net of deferred charges and debt discount	4,203,261	3,199,893
Long-term debt, long-term portion net of deferred charges and debt discount	29,811,241	27,440,527

None of the above loans are registered in the U.S. The future annual loan repayments are as follows:

To June 30:
2019	3,912,000
2020	5,212,000
2021	8,362,000
2022	15,211,000
Total	32,697,000

Details of the loans are discussed in Notes 9 and 20(a) of our consolidated financial statements for the year ended December 31, 2017 included in the Company's annual report on Form 20-F/A.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated financial statements
(All amounts expressed in U.S. Dollars)

5.          Long-Term Debt - continued

The Company's loans are secured with one or more of the following:

•	first priority mortgage over the respective vessels on a joint and several basis.
•	first assignment of earnings and insurance.
•	a corporate guarantee of Euroseas Ltd.
•	a pledge of all the issued shares of each borrower.

The loan agreements contain covenants such as minimum requirements regarding the hull ratio cover  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets (i.e. limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Restricted cash under "Current Assets" and "Long-term assets" amounts to $4,903,953 and $3,919,399 as of  December 31, 2017 and June 30, 2018 and is comprised of deposits held in retention accounts, deposits required to be maintained as  certain minimum cash balances per mortgaged. As of June 30, 2018, the Company satisfied all its debt covenants.

Interest expense, including loan fee amortization for the six-month periods ended June 30, 2017 and 2018 amounted to $589,013 and $1,072,734, respectively.  At June 30, 2018, LIBOR for the Company's loans was on average approximately 1.88% per year, the average interest rate margin over LIBOR on our debt was approximately 4.61% per year for a total average interest rate of approximately 6.49% per year.

On June 15, 2017, the Company entered into a profit sharing agreement with Credit Agricole whereby it will share with the bank 35% of the excess of the fair market value of M/V "EM Astoria" over the outstanding loan when the vessel is sold or when the loan matures. As a result of the lender's entitlement to participate in the appreciation of the market value of the mortgaged vessel, the Company has recognized a participation liability of amount $2,005,500 and $1,297,100 as of June 30,2018 and December 31, 2017, presented in "Vessel profit participation liability" in the accompanying unaudited condensed consolidated balance sheets, with a corresponding debit to a debt discount account, presented contra to the loan balance. In addition, 35% of the cash flow after debt service will be set aside and be used to repay the balloon payment with any excess funds to be paid to the bank.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated financial statements
(All amounts expressed in U.S. Dollars)

6.	Commitments and Contingencies

(a)
As of June 30, 2018 a subsidiary of the Company, Alterwall Business Inc. owner of M/V Ninos, is in a dispute with a fuel oil supplier who claimed a maritime lien against the vessel after the company which had time-chartered the vessel from the Company went bankrupt and failed to pay certain invoices. The vessel was arrested in Karachi and released after a bank guarantee for an amount of $0.53 million, for which the bank has restricted an equal amount of the Company's cash which is presented within Restricted Cash under "Long-term assets", was provided on behalf of the Company. Legal proceedings continue.  Although the Company believes it will be successful in its claim, it made a provision of $0.15 million for any costs that may be incurred.

There are no other material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

7.	Stock Incentive Plan

A summary of the status of the Company's unvested shares as of January 1, 2018, and changes during the six month period ended June 30, 2018, are presented below:
Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested on January 1, 2018	140,362	1.60
Granted	-	-
Vested	-	-
Forfeited	-	-
Unvested on June 30, 2018	140,362	1.60

As of June 30, 2018, there was $107,284 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted.  That cost is expected to be recognized over a weighted-average period of 0.6 years. The share based compensation recognized relating to the unvested shares was $96,174 for the six month periods ended June 30, 2018 (June 30, 2017: $74,706) and is included in general and administrative expenses.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

8.	Discontinued Operations

Following the close of trading on the Nasdaq Capital Market on May 30, 2018, the Company completed the spin-off of its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold) to EuroDry Ltd ("EuroDry"). Accordingly, the results of operations and financial condition of EuroDry have been presented in discontinued operations for all periods presented. The revenue and loss for the discontinued operations for the periods ended June 30, 2017 and 2018 are analyzed as follows:

	Six Months Ended June 30 (discontinued operations)
	2017	2018
Statement of Operations Data
Voyage revenue	8,551,308	11,379,371
Commissions	(489,434)	(642,898)
Voyage expenses	(930,971)	(747,653)
Vessel operating expenses	(3,661,567)	(4,443,003)
Drydocking expenses	(80,825)	(1,442,657)
Management fees	(660,983)	(800,621)
Vessel depreciation	(2,375,994)	(2,531,778)
Other general and administrative expenses	(486,577)	(1,189,720)
Operating loss	(135,043)	(418,959)
Total other expenses, net	(942,499)	(921,838)
Net loss	(1,077,542)	(1,340,797)
Dividend Series B Preferred Shares	-	(80,204)
Net loss attributable to discontinued operations	(1,077,542)	(1,421,001)
Loss per share attributable to common shareholders, basic and diluted	(0.49)	(0.64)
Weighted average number of shares outstanding during period, basic and diluted	2,206,151	2,226,753

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

9.	Loss Per Share

Basic and diluted loss per common share is computed as follows:

	For the six months ended June 30,
	2017	2018

Net loss attributable to common shareholders', continuing operations	(3,033,754)	(78,883)

Weighted average common shares – Outstanding	11,030,754	11,133,764
Basic and diluted loss per share, continuing operations	(0.28)	(0.01)
Net loss attributable to common shareholders	(4,111,296)	(1,499,884)
Basic and diluted loss per share	(0.37)	(0.13)

The Company excluded the effect of 140,362 unvested incentive award shares as of June 30, 2018 and 112,244 shares as of June 30, 2017 as they were anti-dilutive.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

10.          Financial Instruments

The principal financial assets of the Company consist of cash at banks, other investment and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term loans, derivatives including interest rate swaps, and accounts payable due to suppliers.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below in this note do not qualify for accounting purposes as fair value hedges, under guidance relating to  Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in "(Loss) / gain in derivative, net" in the unaudited condensed consolidated statements of operations. As of December 31, 2017 and June 30, 2018, the Company had one open swap contract of a notional amount of $10 million.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.

Fair value of financial instruments

The estimated fair values of the Company's financial instruments such as cash and cash equivalents and restricted cash approximate their individual carrying amounts as of December 31, 2017 and June 30, 2018, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company's long term borrowings approximates $31.4 million as of June 30, 2018 or approximately $1.3 million less than its carrying value of $32.7 million (excluding the unamortized deferred charges). The fair value of the long term borrowing is estimated based on current interest rates offered to the Company for similar loans. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair value of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR. The fair value of the Company's interest rate swaps was the estimated amount the Company would pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the Company and its counter parties.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

10.          Financial Instruments - continued

Fair value of financial instruments - continued

The Company follows guidance relating to "Fair value measurements", which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to "Fair value measurements" are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Recurring Fair Value Measurements

	Fair Value Measurement at Reporting Date
	Total, December 31, 2017	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contracts, current and long-term portion	$246,082	-	$246,082	-

	Fair Value Measurement at Reporting Date
	Total,June 30, 2018	(Level 1)	(Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities
Interest rate swap contracts, current and long-term portion	$103,866	-	$103,866	-

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

10.          Financial Instruments - continued

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2017	June 30, 2018
Interest rate contracts	Current liabilities - Derivative	229,451	60,210
Interest rate contracts	Long-term liabilities - Derivative	16,631	43,656
Total derivative liabilities		246,082	103,866

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Six Months Ended June 30, 2017	Six Months Ended June 30, 2018
Interest rate – Fair value	(Loss) / gain on derivative, net	(31,351)	142,216
Interest rate contracts - Realized gain	(Loss) / gain on derivative, net	2,298	(137,062)
Total (loss) / gain on derivative		(29,053)	5,154

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

11.          Subsequent Events

(a)
In August 2018, the Company signed a term sheet from a major commercial banking institution for a loan up to the lesser of $30 million (with the option of another $15 million for a total of $45 million) to fully refinance the current loans of Allendale Investments S.A. / Alterwall Business Inc. / Manolis Shipping Ltd. / Saf Concord Shipping Ltd. / Aggeliki Shipping Ltd. / Jonathan John Shipping Ltd. / Joanna Maritime Ltd., and Bridge Shipping ltd. / Oinousses Navigation Ltd. / Corfu Navigation Ltd. / Athens Shipping Ltd. and assist the borrower with further acquisitions or to provide working capital. The outstanding amount of the loan that will be refinanced will be payable in twelve consecutive quarterly equal instalments in the amount of $900,000, with a $13,100,000 balloon payment to be made with the last installment. The interest rate margin is 4.40% over LIBOR. The loan will be secured with (i) first priority mortgages over the aforementioned vessels, (ii) first assignment of earnings and insurance of the aforementioned vessels and (iii) other covenants and guarantees similar to the current loans of the Company.